
Mitsubishi Corporation
2-6-3 Marunouchi, Chiyoda-ku, Tokyo, JAPAN 100-8086
Investor Relations Office
Phone: +81-3-3210-8594 Fax:+81-3-3210-8583
E-mail: ml.mcir@mitsubishicorp.com

March 22, 2006
Our ref. No. PI 057

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

· Mitsubishi Corporation to form a Joint Venture with CLP Holding Limited

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*



06011955

Yours sincerely,

Eiji Oshima
Senior Vice President,
Investor Relations

3/28

Translation of report filed with the Tokyo Stock Exchange on March 22, 2006

Mitsubishi Corporation to form a joint venture with CLP Holding Limited

Mitsubishi Corporation (MC) today announced that it has reached an agreement with CLP Holding Limited (CLP), a Hong Kong based utility company for the formation of a joint venture called "OneEnergy Limited" to develop and operate private power generation projects in Asia.

1. Intension of the Formation of the Joint Venture

In line with the business strategy where the international IPP business is regarded as one of MC's core businesses, MC has been expanding its IPP business mainly in the Americas. Also in Asia where we see the sustained demand growth, MC moves to form a 50/50 strategic joint venture with CLP, one of the largest power utilities in Asia. CLP is the holding company of the CLP Group. The CLP Group owns and operates a vertically integrated electricity generation, transmission and distribution business in Hong Kong, and invests in the power sector in Australia, the Chinese mainland, India, Taiwan and Thailand.

2. Objectives of the Formation of the Joint Venture

The agreed market of the joint venture is Taiwan and Southeast Asia. Combining the MC's IPP experience in the Americas and the network in the agreed market with CLP's technical expertise based on its over 100 years' history in power business in Hong Kong, the newly formed joint venture will look to develop new power generation projects and acquire existing generation assets in the region, cooperating with strong local partners in each market

3. Outline of the Joint Venture

(1) Company name	OneEnergy Limited
(2) Head office	Cayman Islands
(3) Business activities	Power generation business in Southeast Asia and Taiwan
(4) MC's Share holding	50% （CLP SEA Energy Limited 50%）
	*CLP SEA Energy Limited is 100% owned by CLP Holdings Limited.
(5) Initial Investiment	Approximately US$670 million

4. Impact on MC Operating Results

The formation of the joint venture will have no material impact on MC's operating results for the year ending March 31, 2006 (U.S. GAAP). Therefore, MC plans no revision to its consolidated earnings forecast.

Reference: CLP Release

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Joint CLP and Mitsubishi Media Release

22 March 2006 (16:15 Hong Kong Time, 17:15 Tokyo Time)

Mitsubishi Corporation and CLP Holdings Create Regional Power Joint Venture

CLP Holdings Limited of Hong Kong and the Mitsubishi Corporation of Japan today announced the formation of a strategic joint venture to combine their expertise and capital to serve regional power needs.

Mitsubishi and CLP will each own equal 50% stakes in the joint venture to be called OneEnergy Limited. OneEnergy's focus will be on the Taiwan and Southeast Asia markets. The initial total investments in OneEnergy amount to approximately US$670 million (HK$5,228 million). The joint venture will look to expand its business into these markets as needs and opportunities arise.

The Taiwan and Southeast Asian region is experiencing sustained demand growth averaging around 6% per year. Investment will be required from local and regional companies as well as from governments and agencies to meet the projected needs for new generating capacity. OneEnergy intends continue its sponsors' long tradition of cooperating with strong local partners and working with governments.

Andrew Brandler, Chief Executive Officer of CLP Holdings said "CLP Group is extremely happy to be announcing today the formation of OneEnergy with Mitsubishi Corporation. Both companies have complimentary skills and strong backgrounds in corporate governance."

Yoshiaki Katayama, Senior Vice President, Division COO, Power & Electrical System Division of Mitsubishi Corporation said "Mitsubishi Corporation is very excited to form this strategic new joint venture with CLP Group, and through OneEnergy, Mitsubishi Corporation will accelerate its expansion of IPP business in Asian region".